UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35136

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AVM, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 Yamato Road Suite 300

(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yelena Anuar	561-544-4411	Yelena.anuar@avmltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

155 Wacker Drive	Chicago	Illinois	60606-1787
(Address)	(City)	(State)	(Zip Code)
10/20/2003		00042	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yelena Anuar _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AVM, L.P. _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DYANNA MALZAHN
MY COMMISSION # GG 916493
EXPIRES: January 24, 2024
Bonded Thru Notary Public Underwriters

Signature: _____

Title: _____
Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Partners and Management of AVM, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of AVM, L.P. (the Partnership) as of December 31, 2022 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership on December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2014.
Chicago, Illinois
February 28, 2023

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition

December 31, 2022

		(in thousands)
Assets		
Cash and cash equivalents	$	9,874
Due from brokers and clearing organizations		1,375
Securities purchased under agreements to resell		7,002
Receivables from affiliates		8,613
Furniture, equipment, and software, net		1,576
Right of use assets		2,365
Other assets		1,594
Total assets	$	32,399
Liabilities and Partners' Capital		
Liabilities		
Due to brokers and clearing organizations	$	13
Accrued compensation		9,897
Accrued expenses		1,019
Payables to affiliates and other related parties		68
Lease liabilities		2,476
Total liabilities		13,473
Commitments and contingencies		
General Partner		408
Class A Limited Partners		18,518
Total partners' capital		18,926
Total liabilities and partners' capital	$	32,399

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P. ("AVM") is an institutional broker-dealer trading in U.S. government and other fixed income securities and derivatives. AVM's core business is the provision of introducing broker services to sophisticated, institutional customers. AVM also assists its clients with obtaining access to securities financing (e.g., via repurchase arrangements), and performs collateral management, as well as clearing services as agent and other operational services, to certain customers. AVM generally offers brokerage services on a non-discretionary, agency basis and does not serve in a principal capacity to its customers (although AVM may act in a riskless principal capacity on certain securities transactions). AVM conducts both its securities and futures interest businesses with other broker-dealers on a fully disclosed basis. AVM is registered with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). AVM is a member of the Financial Industry Regulatory Authority ("FINRA"). AVM operates as a single segment.

Basis of Preparation

The consolidated statement of financial condition includes the accounts of AVM and AVM's wholly-owned subsidiaries (collectively, the "Partnership"), AVM Financial Limited ("AVM Financial") and III Capital Management (CH) LLC ("III CM (CH)").

AVM Financial is a broker-dealer located in the United Kingdom and is registered with the Financial Conduct Authority ("FCA") which requires it to maintain regulatory net capital in the amount of €50,000. AVM Financial met this requirement throughout the year. AVM Financial provides AVM with a presence in the European markets and the ability to provide investor relations services to AVM's European customers. All intercompany balances and transactions are eliminated in consolidation. The functional currency of AVM Financial is U.S. dollars.

III CM (CH) is an entity formed in March 2022 for the purpose of developing a systematic trading strategy using algorithms created by its employees. III CM (CH) is located in Pfäffikon in the canton of Schwyz in Switzerland and is the process of registering as a portfolio manager with the Swiss Financial Market Supervisory Authority ("FINMA"). Once the registration is accepted by FINMA, III CM (CH) will have a regulatory capital requirement of CHF 200,000 plus 25% of fixed annual costs and .01% of assets under management. III CM (CH) may also provide investment advice services, financial research, IT and other administrative services to AVM. All intercompany balances and transactions are eliminated in consolidation. The functional currency of III CM (CH) is U.S. dollars.

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is stated in U.S. dollars.

Cash and Cash Equivalents

Cash includes cash held at banks and brokers. The amount held, at times, may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation. The Partnership considers all highly liquid investments with a maturity of three months or less, including money market funds U.S.

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

Treasury bills, to be cash equivalents. Cash equivalents are recorded at fair market value. At December 31, 2022, the Partnership's cash equivalent balance was invested in an overnight money market fund (the Goldman Sachs Treasury Obligations Fund) and a US Treasury bill maturing on January 26, 2023. The money market fund balance was valued at approximately $4,458,000 and is categorized as a Level 1 instrument under ASC 820 Fair Value measurement (Topic 820) as it is primarily traded in highly active, liquid and visible markets. The U.S. Treasury bill was valued at $4,988,000 and is categorized as Level 2 under Topic 820, as it is primarily traded in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Due from/to Brokers and Clearing Organizations

Due from brokers and clearing organizations consists of cash and deposits of $706,000 held at these organizations as well as receivables for unsettled trades and other fees for $669,000. Due to brokers and clearing organizations consists of balances payable to other brokers in the ordinary course of business.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest, which approximates their fair value. The securities underlying the reverse repurchase agreements include U.S. Treasury and agency obligations and mortgage-backed securities.

In a reverse repurchase agreement, it is the policy of the Partnership to obtain possession or control of collateral with a market value equal to or in excess of the amounts purchased under agreements to resell. To ensure the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required by contractual provisions.

Furniture, Equipment, and Software, net

Furniture, equipment, and software, are stated at cost and depreciated over estimated useful lives of three to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method. AVM capitalizes the qualifying costs incurred during the application development phase for internally developed software. Such internally developed software is amortized on a straight-line basis over the estimated useful life of three years beginning when such software is placed into service.

Income Taxes

No provision for federal, state and local income taxes has been made in the accompanying consolidated statement of financial condition, as individual partners are responsible for their proportionate share of the Partnership's taxable income. Interest and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

Deferred taxation is provided on all timing differences that have originated but not reversed by the balance sheet date other than those differences regarded as permanent. An asset is not recognized to the extent that the transfer of economic benefits in the future is not deemed to be more likely than not. Any deferred tax assets and liabilities recognized are provided at the average rate of tax expected to apply when the asset or liability settles and are not discounted. As of December 31, 2022, there are no deferred tax assets or liabilities to be recorded in the consolidated statement of financial condition.

The Partnership recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Partnership measures the tax benefit as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. The Partnership is subject to potential examination by taxing authorities in various jurisdictions. Open tax years are those that are open for examination by relevant taxing authorities (i.e., open tax years are generally limited to the three most recent annual tax periods for which the returns have been filed). As of December 31, 2022, there was no impact to the consolidated statement of financial condition relating to accounting for uncertainty in income taxes.

Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

2. Significant Risk Factors

In the normal course of business, the Partnership enters into transactions in various financial instruments. The Partnership's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Partnership. The Partnership minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Partnership has an agreement with the Bank of New York Mellon Corporation to provide clearing and custodian services while carrying the Partnership's account as a customer. The Partnership clears its trades under a fully disclosed clearing agreement with Pershing LLC ("Pershing") and has a prime brokerage agreement with Citigroup Capital Markets Inc.

Currency Risk

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies, primarily British Pounds and Swiss Francs, may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

Political Risk

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's business.

3. Partnership Agreement

At December 31, 2022, the Partnership consists of a general partner, AVM Associates, LLC, a Florida limited liability company, and Class A limited partnership interests.

4. Furniture, Equipment, and Software, net

Furniture, equipment, and software are as follows:

December 31, 2022

	(in thousands)
Computer hardware and software	$ 6,949
Furniture and fixtures	754
Leasehold improvements	2,807
	10,510
Less accumulated depreciation and amortization	(8,934)
Furniture, equipment, and software, net	$ 1,576

Computer hardware and software includes both purchased software and internally developed software. At December 31, 2022, capitalized costs relating to internally developed software were $4,641,000, all of which has been placed into service. At December 31, 2022, accumulated amortization for internally developed software was $4,430,000 and is included in furniture, equipment, and software, net on the consolidated statement of financial condition.

5. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("reverse repurchase agreements") are recorded at their contracted repurchase amounts plus accrued interest, which approximate their fair values due to the short-term nature of the agreements.

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

The Partnership enters into reverse repurchase agreements to earn interest on excess cash. At December 31, 2022, the Partnership held securities and cash collateral with a fair value of approximately $7,129,000 related to its reverse repurchase agreements.

During 2022, the interest rates at which such agreements were executed ranged from approximately 3.09 percent to 4.34 percent, and the maturities of the reverse repurchase agreements ranged from 1 day to 29 days.

The Partnership has master repurchase agreements that allow the Partnership to offset amounts owed to a counterparty with amounts owed from the same counterparty, including any collateral, in the event the counterparty defaults. The Partnership policy is to not offset its assets and liabilities and presents items subject to such arrangements on a gross basis, when applicable, in the Consolidated Statement of Financial Condition.

6. Related Parties Transactions

The amounts relating to affiliated transactions, as disclosed on the consolidated statement of financial condition are as follows:

December 31, 2022

	(in thousands)
Receivables from affiliates	$ 8,613
Payables to affiliates and other related parties	68

The Partnership is party to an agreement with its affiliate, III Capital Management. Per the terms of this agreement, III Capital Management pays to the Partnership sales commissions in exchange for the Partnership's sales and investor relations services for the funds managed by III Capital Management. The sales commissions equal the sum of: (i) one third of all management (or equivalent) fees and (ii) 15% of all incentive fee revenues. The related receivable as of December 31, 2022 was $8,485,000 and is included in receivables from affiliates.

Effective May 31, 2018, the Partnership and a former partner (the "Former Partner") entered into an agreement pursuant to which, beginning on June 1, 2018 through May 31, 2027, the Former Partner is entitled to receive additional payments from the Partnership equal to 9.99% of net income in excess of certain special allocation and target amounts. Additional payments made during 2022 totaled approximately $44,000 of which $44,000 was still outstanding as of December 31, 2022 and is included in payables to affiliates and other related parties in the Consolidated Statement of Financial Condition. As of December 31, 2022, the present value of future payments for 2022 through the end of the agreement was estimated to be zero.

Effective January 1, 2020, the Partnership and a withdrawing partner (the "Withdrawing Partner") entered into a withdrawal agreement pursuant to which, the Withdrawing Partner will receive additional payments equal to 3% of the Partnership's net income, subject to certain target amounts and special allocations through December 31, 2025. Additional payments made during 2022 totaled approximately $13,000 of which $13,000 was still outstanding as of December 31, 2022 and is included in payables to affiliates and other related parties in the Consolidated Statement of Financial Condition. The additional payments are recorded at the present value of all estimated

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

future payments through December 31, 2025. As of December 31, 2022, the present value of future payments for 2022 through the end of the agreement was estimated to be zero.

7. Leases

The Partnership recognizes and measures its leases in accordance with Accounting Standards Codification ("ASC") 842. The Partnership is a lessee in a non-cancelable operating lease for office space. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Partnership recognizes a lease liability and ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using a discount rate which represents the implicit rate of the lease, if readily determinable, or the Partnership's incremental borrowing rate based on information available at the date of lease commencement. The Partnership's incremental borrowing rate for a lease is the rate of interest that it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received and any impairment recognized. The lease cost for lease payments is recognized on a straight-line basis over the lease term.

Effective June 27, 2022, the Partnership extended the term of its office lease to include the majority of the space covered by the prior lease. The extension is for a period of 38 months and begins at the end of the prior lease and covers the period January 1, 2025 through February 29, 2028.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership has excluded options to extend or terminate leases from recognition as part of the right-of-use assets and lease liabilities, until those options are reasonably certain and/or executed. There are no material guarantees, options to purchase, or restrictive covenants related to leases.

The Partnership made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Amounts reported in the consolidated statement of financial condition as of December 31, 2022 were as follows:

Operating leases: (in thousands)

Operating lease ROU assets	$ 2,365
Operating lease liabilities	2,476

Other information related to leases as of December 31, 2022 was a follows:

Supplemental cash flow information: (in thousands)

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases only 453

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases 504

Weighted-average remaining lease term:
Operating leases 5.2 years

Weighted-average discount rate:
Operating leases 6.285%

The Partnership has obligations under operating leases for office space. One lease term is in excess of one year and others are for one year or less. The schedule below lists the approximate aggregate annual rental payments at December 31, 2022. These payments have not been reduced by aggregate future minimum sublease rentals of approximately $229,000 due to the Partnership under non-cancelable subleases.

As of December 31, 2022, the maturities of remaining lease liabilities are summarized as follows:

	(in thousands)
2023	$ 554
2024	566
2025	478
2026	537
2027	554
Later years	95
Total undiscounted lease payments	$ 2,784
Less: imputed interest	(308)
Lease liability	$ 2,476

Certain office space rental agreements contain renewal options and escalation clauses.

8. Commitments and Contingencies

In the normal course of business, the Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit-sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $61,000 or 25% of eligible employee compensation.

AVM, L.P.
(an Illinois limited partnership)
December 31, 2022
Notes to Consolidated Statement of Financial Condition
(Continued)

9. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2022, the Partnership's regulatory net capital and net capital requirement were approximately $5,978,000 and $250,000, respectively.

Advances to affiliates and capital withdrawals of the Partnership are subject to certain notifications and other provisions of the rules of the SEC and other Regulatory authorities.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Partnership's consolidated subsidiaries:

December 31, 2022

	(in thousands)
Total assets	$ **1,633**
Shareholder's equity	**419**

The shareholder's equity of AVM Financial and III Capital Management (CH) are $296,000 and $123,000, respectively, and are not included as capital in the computation of the Partnership's net capital, because under applicable regulations, an attorney's opinion is required stating that the assets could be distributed to the broker-dealer within 30 days. As the subsidiary's net assets would not have a material effect on the Partnership's computation of net capital, pursuant to Rule 15c3-1, the Partnership has not pursued such inclusion.

11. Subsequent Events

The Partnership evaluated all events that occurred through the date the consolidated statement of financial condition was available to be issued. During such period, the Partnership did not have any subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.